January 7, 2008

Mail Stop 4561

Mr. Andrew D. Hyder
Chairman, President
Subjex Corporation
3245 Hennepin Ave S, Suite 1
Minneapolis, MN 55408

      RE: **Subjex Corporation**
              Form 10-KSB for the fiscal year ended December 31, 2006
              Filed April 16, 2007
              File No. 0-29711

Dear Mr. Hyder:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief